July 10, 2009

Securities and Exchange Commission

Attn: Mr. Todd K. Schiffman

Judiciary Plaza

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Re:	Plains Capital Corporation
Amendment No. 1 to Form 10-12G
Filed June 26, 2009
File No. 000-53629

Dear Mr. Schiffman:

In conjunction with the responses to the letter dated July 7, 2009, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Amendment No. 1 to the Registration Statement on Form 10 of Plains Capital Corporation (“Plains Capital”), Plains Capital acknowledges that:

•	Plains Capital is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

Plains Capital may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Plains Capital Corporation

By:	/s/ Allen Custard
Allen Custard,
Executive Vice President and Chief Financial Officer

cc:	Michael Seaman

Scott J. Luedke

Gregory R. Samuel